--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                     UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                                ----------------

                           AMERICAN TOWER CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                ----------------

      Options to Purchase Class A Common Stock, $.01 Par Value Per Share,
              Having an Exercise Price of $20.00 or more Per Share
                         (Title of Class of Securities)

                                ----------------

                                   029912 201
                     (CUSIP Number of Class of Securities)
                       (Underlying Class A Common Stock)

                                ----------------

                                Steven B. Dodge
                      Chairman and Chief Executive Officer
                           American Tower Corporation
                             116 Huntington Avenue
                          Boston, Massachusetts 02116
                                 (617) 375-7500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                           Matthew J. Gardella, Esq.
                               Hale and Dorr LLP
                                60 State Street
                          Boston, Massachusetts 02109
                                 (617) 526-6000

                                ----------------


[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

  [_]third party tender offer subject to Rule 14d-1.

  [X]issuer tender offer subject to Rule 13e-4.

  [_]going-private transaction subject to Rule 13e-3.

  [_]amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          INTRODUCTORY STATEMENT

   This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by American Tower Corporation (the "Company") with the Securities and Exchange Commission on September 24, 2001 relating to an option exchange program being conducted by the Company for compensatory purposes. This Amendment No. 1 includes as Exhibit (a)(1) the Offer to Exchange, dated September 24, 2001, as amended on October 9, 2001.

Item 12. Exhibits.

   Item 12 is hereby amended and supplemented to add Exhibit (a)(1), the Offer to Exchange, dated September 24, 2001, as amended on October 9, 2001, which is filed herewith.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                          AMERICAN TOWER CORPORATION

                                            /s/ Justin D. Benincasa
                                          _____________________________________
                                          Justin D. Benincasa
                                          Senior Vice President and Corporate
                                          Controller

Date: October 5, 2001

                                 EXHIBIT INDEX

 Exhibit
 Number                               Description
 -------                              -----------

  (a)(1) Offer to Exchange, dated September 24, 2001, as amended on October 9,
         2001.